THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Neonode Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

64051M709

(CUSIP Number)

Peter Lindell, c/o Neonode Inc., Storgatan 23C, 11455, Stockholm, Sweden

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2020

(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64051M709

(1)	Name of reporting person:

Peter Lindell

(2)	Check the appropriate box if a member of a group (see instructions)

(a) ☐
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions): PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or place of organization:

Sweden

Number of shares beneficially owned by each reporting person with

(7)	Sole voting power: 0

(8)	Shared voting power: 1,651,587*

(9)	Sole dispositive power: 0

(10)	Shared dispositive power: 1,651,587*

(11)	Aggregate amount beneficially owned by each reporting person: 1,651,587*

(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐

(13)	Percent of class represented by amount in row (11): 17.8%

(14)	Type of reporting person (see instructions): IN

*	The shares are held through Cidro Forvaltning AB, an entity owned by Mr. Lindell. The numbers shown include 116,667 shares of Common Stock beneficially owned underlying warrants which expired unexercised subsequent to the date of the event, but prior to filing, of this Amendment No. 3 to Schedule 13D. The numbers shown exclude 264,122 shares of Common Stock issuable upon conversion of Series C-2 5% Convertible Preferred Stock which are subject to certain shareholder approvals as described herein.

The Amendment on Schedule 13D filed on June 21, 2019 (the “Schedule 13D”), by Peter Lindell (the “Reporting Person”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Neonode Inc., a Delaware corporation (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 3 to the Schedule 13D. Previously, the Reporting Person had reported his beneficial ownership of Common Stock on Schedule 13G as filed August 18, 2017 and first amended Schedule 13G as filed January 3, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 5, 2020, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain purchasers, including the Reporting Person. Pursuant to the Securities Purchase Agreement, the Reporting Person acquired 1,716.728 shares of Series C-2 5% Convertible Preferred Stock (the “Preferred Shares”), convertible into 264,122 shares of Common Stock. As set forth in the terms of the Preferred Shares and in accordance with Nasdaq listing rules, the Preferred Shares will automatically convert if and only upon approval by stockholders of the Issuer with respect to the issuance of shares of Common Stock pursuant to the Securities Purchase Agreement (the “Shareholder Approval”) and the issuance of Series C-2 Preferred Shares to the Reporting Person and another director and executive officer of the Issuer (the “Additional Shareholder Approval”).

In connection with the Securities Purchase Agreement, the Reporting Person entered into a voting agreement to vote all shares of Common Stock beneficially owned for Shareholder Approval.

Item 7. Material to be Filed as Exhibits.

The Securities Purchase Agreement, dated as of August 5, 2020, is incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 10, 2020, which includes as Exhibit E thereto a form of voting agreement described in Item 6 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Peter Lindell
Name: Peter Lindell Dated: August 10, 2020

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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